Exhibit 99.2

CARDIOME PHARMA CORP.

Interim Consolidated Financial Statements

Three and nine months ended September 30, 2016 and 2015

(Unaudited)

CARDIOME PHARMA CORP.

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of U.S. dollars, except share amounts)

	September 30, 2016	December 31, 2015

Assets
Current assets:
Cash and cash equivalents	$31,534	$17,661
Restricted cash (note 4)	2,637	2,196
Accounts receivable, net of allowance for doubtful accounts of $107 (2015 - $424)	5,047	6,814
Inventories (note 5)	4,518	4,401
Prepaid expenses and other assets	1,667	1,408
Deferred income tax assets	381	469
	45,784	32,949

Property and equipment (note 6)	604	740
Intangible assets (note 7)	25,863	14,221
Goodwill	318	318
	$72,569	$48,228

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 8)	$6,832	$10,488
Current portion of long-term debt, net of unamortized debt issuance costs (note 9)	—	3,912
Current portion of deferred consideration (note 10)	2,834	2,619
Current portion of deferred revenue	193	188
	9,859	17,207

Long-term debt, net of unamortized debt issuance costs (note 9)	19,343	5,686
Deferred consideration (note 10)	508	2,478
Deferred revenue	2,570	2,647
Other long-term liabilities	248	274
	32,528	28,292

Stockholders’ equity:
Common stock	344,747	312,019
Authorized - unlimited number with no par value
Issued and outstanding - 31,876,647 (2015 - 20,147,337) (note 11)
Additional paid-in capital	35,572	34,678
Deficit	(357,467)	(343,435)
Accumulated other comprehensive income	17,189	16,674
	40,041	19,936
	$72,569	$48,228

Contingencies (note 15)

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

(Expressed in thousands of U.S. dollars, except share and per share amounts)

	Three months ended		Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Revenue:
Product and royalty revenues	$5,186	$4,933	$18,093	$16,118
Licensing and other fees	51	25	145	75
	5,237	4,958	18,238	16,193
Cost of goods sold	1,342	1,393	4,452	3,771
Gross margin	3,895	3,565	13,786	12,422
Expenses:
Selling, general and administration	7,170	8,028	21,415	22,736
Research and development (note 13)	—	15	—	3,161
Amortization (notes 6 and 7)	853	546	2,131	1,631
	8,023	8,589	23,546	27,528
Operating loss	(4,128)	(5,024)	(9,760)	(15,106)

Other (income) expense:
Loss on extinguishment of long-term debt (note 9)	—	—	1,402	—
Interest expense	865	542	1,715	1,776
Other (income) expense	(6)	38	329	125
Foreign exchange (gain) loss	209	37	601	(298)
	1,068	617	4,047	1,603
Loss before income taxes	(5,196)	(5,641)	(13,807)	(16,709)
Income tax expense	88	169	225	349
Net loss	$(5,284)	$(5,810)	$(14,032)	$(17,058)
Other comprehensive income (loss):
Foreign currency translation adjustments	149	41	515	(631)
Comprehensive loss	$(5,135)	$(5,769)	$(13,517)	$(17,689)
Loss per common share (note 14)
Basic	$(0.19)	$(0.31)	$(0.61)	$(0.97)
Diluted	$(0.19)	$(0.31)	$(0.62)	$(0.97)
Weighted average common shares outstanding (note 14)
Basic	28,376,143	18,774,416	23,034,503	17,542,994
Diluted	28,433,016	18,939,593	23,101,263	17,542,994

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Stockholders’ Equity

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2014	16,591,002	$284,760	$34,229	$(318,973)	$17,123	$17,139
Net loss	—	—	—	(24,462)	—	(24,462)
Issuance of common stock	3,429,247	28,334	—	—	—	28,334
Share issue costs	—	(1,705)	—	—	—	(1,705)
Common stock issued upon exercise of options	119,842	293	—	—	—	293
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	—	256	(256)	—	—	—
Reallocation of stock-based compensation liability arising from stock-based compensation related to exercise of options	—	9	—	—	—	9
Issuance of common shares on vesting of restricted share units, net of tax	7,246	72	(110)	—	—	(38)
Stock-based compensation expense	—	—	815	—	—	815
Foreign currency translation adjustments	—	—	—	—	(449)	(449)
Balance at December 31, 2015	20,147,337	$312,019	$34,678	$(343,435)	$16,674	$19,936
Net loss	—	—	—	(14,032)	—	(14,032)
Issuance of common stock (note 11)	11,708,856	35,676	—	—	—	35,676
Share issue costs	—	(3,127)	—	—	—	(3,127)
Issuance of common shares on vesting of restricted share units, net of tax	20,454	179	(314)			(135)
Stock-based compensation expense	—	—	1,208	—	—	1,208
Foreign currency translation adjustments	—	—	—	—	515	515
Balance at September 30, 2016	31,876,647	$344,747	$35,572	$(357,467)	$17,189	$40,041

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Operating activities:
Net loss for the period	$(5,284)	$(5,810)	$(14,032)	$(17,058)
Items not affecting cash:
Amortization	853	546	2,131	1,631
Amortization of deferred financing fees	56	143	202	408
Write-down of inventory (note 5)	—	49	—	144
Loss on extinguishment of long-term debt (note 9)	—	—	1,402	—
Stock-based compensation expense (recovery) (note 12)	209	396	(84)	1,991
Unrealized foreign exchange gain (loss)	122	(46)	475	(255)
Changes in operating assets and liabilities:
Restricted cash	—	254	(295)	(65)
Accounts receivable	2,435	1,644	1,923	3,971
Inventories	(87)	304	(116)	112
Prepaid expenses and other assets	180	(238)	(323)	(264)
Accounts payable and accrued liabilities	(2,905)	(770)	(2,577)	(2,806)
Deferred revenue	21	475	(73)	1,425
Other long-term liabilities	(8)	(8)	(23)	(50)
Net cash used in operating activities	(4,408)	(3,061)	(11,390)	(10,816)

Investing activities:
Purchase of property and equipment	—	—	(9)	(133)
Purchase of intangible assets (note 7)	(8,017)	(5)	(13,628)	(29)
Net cash used in investing activities	(8,017)	(5)	(13,637)	(162)

Financing activities:
Issuance of common stock (note 11)	34,500	23,324	35,341	28,124
Share issue costs	(2,722)	(1,473)	(2,752)	(1,524)
Issuance of common stock upon exercise of stock options	—	—	—	270
Proceeds from issuance of long-term debt (note 9)	—	—	20,000	—
Financing fees on issuance of long-term debt (note 9)	(23)	—	(713)	—
Repayment of long-term debt (note 9)	—	(1,000)	(10,000)	(1,000)
Payment of fees on extinguishment of long-term debt (note 9)	—	—	(1,146)	—
Payment of deferred consideration (note 10)	(726)	(669)	(1,755)	(2,537)
Net cash provided by financing activities	31,029	20,182	38,975	23,333

Increase in cash and cash equivalents during the period	18,604	17,116	13,948	12,355
Effect of foreign exchange rate changes on cash and cash equivalents	46	15	(75)	(316)
Cash and cash equivalents, beginning of period	12,884	7,616	17,661	12,708
Cash and cash equivalents, end of period	$31,534	$24,747	$31,534	$24,747

Supplemental cash flow information:
Interest paid	$815	$411	$1,524	$1,450
Net income taxes paid	46	291	31	628

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2016 and 2015

1.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”) and are presented in U.S. dollars. They include all adjustments consisting solely of normal, recurring adjustments which, in the opinion of management, are necessary for fair presentation of the periods presented. These unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2015 filed with the appropriate securities commissions. The results of operations for the three and nine months ended September 30, 2016 and 2015 are not necessarily indicative of the results for the full year.

Cardiome Pharma Corp. (the “Company”) was incorporated under the Company Act (British Columbia) on December 12, 1986 and was continued under the laws of Canada on March 8, 2002. Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl), a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, in select European markets. Cardiome has also licensed XYDALBATM (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the European Union for the treatment of acute bacterial skin and skin structure infections in adults for select European and Middle Eastern nations and Canada. Cardiome has also licensed TREVYENT®, a development stage drug device combination product that is under development for pulmonary arterial hypertension, in certain regions outside the United States.

The Company has financed its cash requirements primarily from sales of BRINAVESSTM and AGGRASTAT®, share issuances, a term loan facility, and cash from a previous collaborative partner. The Company’s ability to attain profitability and positive cash flows from operations is dependent on a number of factors, including the extent to which BRINAVESSTM will be commercially successful globally, the extent to which AGGRASTAT®sales will remain stable as it faces generic competition in certain markets, and business development activities, the outcome of which cannot be predicted at this time. As a result, it may be necessary for the Company to obtain additional funds in the future. These funds may come from sources such as the issuance of equity and/or debt securities, or alternative sources of financing. There can be no assurance that the Company will be able to successfully obtain sufficient funds to continue the development and commercialization of its products and its operational activities.

2

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2016 and 2015

2.	Significant accounting policies:

The accounting policies and methods of computation applied by the Company in these consolidated interim financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2015, except as described below.

The Company adopted Accounting Standards Update (“ASU”) 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, issued by the Financial Accounting Standards Board (“FASB”) in April 2015. ASU 2015-03 changes the presentation of debt issuance costs in financial statements such that an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. As a result of the adoption, the Company reclassified unamortized debt issuance costs of nil and $88 as of September 30, 2016 and December 31, 2015, respectively, from other assets to a reduction in the current portion of long-term debt and $657 and $314 as of September 30, 2016 and December 31, 2015, respectively, from other long-term assets to a reduction in long-term debt on the interim consolidated balance sheets.

Recent accounting pronouncements:

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments”. The amendments in ASU 2016-15 provide cash flow statement classification guidance on the following eight topics: 1. Debt Prepayment or Debt Extinguishment Costs; 2. Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; 3. Contingent Consideration Payments Made after a Business Combination; 4. Proceeds from the Settlement of Insurance Claims; 5. Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned Life Insurance Policies; 6. Distributions Received from Equity Method Investees; 7. Beneficial Interests in Securitization Transactions; and 8. Separately Identifiable Cash Flows and Application of the Predominance Principle. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting”. ASU 2016-09 simplifies several aspects of accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statements of cash flows.  The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. The accounting for lessors will remain largely unchanged from the existing accounting standards. The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

3

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2016 and 2015

3.	Financial instruments:

Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, long-term debt, and deferred consideration. The fair values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying values because of their short-term nature. At September 30, 2016, the carrying values of the Company’s long-term debt and deferred consideration approximate their fair values based on current market borrowing rates. The long-term debt and deferred consideration are classified as Level 2 of the fair value hierarchy.

4.	Restricted cash:

At September 30, 2016, restricted cash included $1,000 (December 31, 2015 - $1,000) relating to amounts held in escrow in a non-interest bearing account in connection with the acquisition of Correvio LLC. This amount will be released from escrow upon the Company’s payment of all amounts owing under the deferred consideration liability plus all applicable accrued interest (note 10).

The Company also held restricted cash relating to deposits which are pledged as collateral for bank guarantees for sales contracts with various hospitals and health authorities of $1,528 (December 31, 2015 - $1,196) and for operating lease arrangements of $109 (December 31, 2015 - nil).

5.	Inventories:

	September 30,	December 31,
	2016	2015

Finished goods	$1,448	$1,185
Work in process	642	703
Raw materials	2,405	2,505
Inventory consigned to others	23	8

	$4,518	$4,401

During the three and nine months ended September 30, 2016, the Company had a write-down of inventory of nil (three and nine months ended September 30, 2015 - $49 and $144, respectively) which is included in cost of goods sold.

4

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2016 and 2015

6.	Property and equipment:

		Accumulated	Net book
September 30, 2016	Cost	amortization	value

Laboratory equipment	$625	$624	$1
Production equipment	97	40	57
Software	161	79	82
Computer equipment	241	179	62
Leasehold improvements	399	97	302
Furniture and office equipment	187	87	100

	$1,710	$1,106	$604

		Accumulated	Net book
December 31, 2015	Cost	amortization	value

Laboratory equipment	$625	$598	$27
Production equipment	96	30	66
Software	152	57	95
Computer equipment	240	149	91
Leasehold improvements	399	70	329
Furniture and office equipment	189	57	132

	$1,701	$961	$740

Amortization expense for the three and nine months ended September 30, 2016 amounted to $38 and $145, respectively (three and nine months ended September 30, 2015 - $52 and $150, respectively).

5

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2016 and 2015

7.	Intangible assets:

		Accumulated	Net book
September 30, 2016	Cost	amortization	value

Licenses	$13,601	$567	$13,034
Marketing rights	15,830	4,552	11,278
Trade name	1,131	325	806
Patents	4,339	3,594	745

	$34,901	$9,038	$25,863

		Accumulated	Net book
December 31, 2015	Cost	amortization	value

Marketing rights	$15,830	$3,365	$12,465
Trade name	1,131	240	891
Patents	4,312	3,447	865

	$21,273	$7,052	$14,221

In the second quarter of 2016, the Company announced the execution of a license agreement with Allergan plc (“Allergan”), for the rights to commercialize dalbavancin (branded DALVANCE® in the U.S. and XYDALBATM in the rest of the world) in France, the United Kingdom, Germany, Belgium, Nordic nations, other European nations, various Middle Eastern nations, and Canada. As consideration for the rights and licenses granted, the Company made non-refundable payments to Allergan of $13,000. Additional non-refundable milestone payments will be due to Allergan upon the Company’s achievement of various milestones. The Company shall also make quarterly royalty payments to Allergan based on annual net sales. The license will be amortized over the life of the agreement of 10 years.

Amortization expense of intangible assets for the three and nine months ended September 30, 2016 amounted to $815 and $1,986, respectively (three and nine months ended September 30, 2015 - $494 and $1,481, respectively).

8.	Accounts payable and accrued liabilities:

	September 30,	December 31,
	2016	2015

Trade accounts payable	$2,645	$3,474
Employee-related accruals	2,280	3,744
Interest payable	28	45
Other accrued liabilities	1,879	3,225

	$6,832	$10,488

6

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2016 and 2015

9.	Long-term debt:

	September 30,	December 31,
	2016	2015

Principal amount	$20,000	$10,000
Less: unamortized debt issuance costs	(657)	(402)
Long-term debt, net of unamortized debt issuance costs	$19,343	$9,598
Less: current portion, net of unamortized debt issuance costs	—	(3,912)

	$19,343	$5,686

On June 13, 2016, the Company entered into a term loan agreement with CRG-managed funds for up to $30,000 consisting of three tranches bearing interest at 14% per annum. The first tranche of $20,000 has been drawn and was used to extinguish the long-term debt from Midcap Financial LLC (“Midcap”) and for general corporate purposes. The second and third tranches of $5,000 each are available to the Company if the Company is able to reach certain revenue milestones, as at December 2016 and June 2017, respectively. The loan matures on March 31, 2021. Under the terms of the agreement, an interest-only period is provided such that principal repayment begins in June 2019; interest is payable on a quarterly basis through the full term of the loan. If certain revenue milestones are met by the Company, the interest-only period may be extended such that principal repayment begins in June 2020.

The Company is required to meet certain annual revenue covenants. If the revenue covenants are not met, the Company may exercise a cure right by issuing additional common shares in exchange for cash or by borrowing subordinated debt in an amount equal to two times the difference between the minimum required revenue and the Company’s revenue.

In the second quarter of 2016, the Company incurred a loss of $1,402 on the extinguishment of the existing long-term debt from Midcap. Of this amount, $256 related to the write-off of unamortized debt issuance costs and $1,146 related to prepayment and exit fees.

10. Deferred consideration:

On November 18, 2013, the Company completed the acquisition of Correvio LLC through the purchase of a combination of assets and shares in exchange for 19.9% of the Company’s then outstanding shares and deferred consideration of $12,000. The deferred consideration will be repaid monthly at an amount equal to 10% of cash receipts from product sales and any applicable interest accrued at 10% compounded annually.  The deferred consideration must be repaid in full by December 1, 2019.

7

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2016 and 2015

11.	Share capital:

On January 12, 2016, the Company completed a purchase agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”) which allows LPC to purchase up to an aggregate value of $20 million worth of common shares in the capital of the Company. In consideration for entering into the agreement, the Company issued 48,856 common shares to LPC as a commitment fee. No proceeds were received for these shares which were valued at $335 and recorded as a share issuance cost. During the three and nine months ended September 30, 2016, the Company issued nil and 160,000 common shares under the Purchase Agreement to LPC for gross proceeds of nil and $841, respectively.

On March 1, 2016, the Company filed a short form base shelf prospectus with the securities regulatory authorities in Canada, other than Quebec, and the United States Securities and Exchange Commission (the “SEC”) under a registration statement on Form F-10 (together, the “Base Shelf Prospectuses”). The Base Shelf Prospectuses provide for the potential offering in Canada and the United States of up to an aggregate of $250 million of the Company’s common shares, preferred shares, debt securities, warrants, subscription receipts and units from time to time over a 25-month period.

On March 7, 2016, the Company filed a new prospectus supplement, in connection with the filing of the Base Shelf Prospectuses, pertaining to the Purchase Agreement, under which the Company may sell its common shares to LPC up to an aggregate of $6,900. The Company’s closing share price must be equal to or greater than US$5.00 in order for a purchase to be effected. As at September 30, 2016, no shares have been issued and the entire $6,900 remains available under the new prospectus supplement.

On March 7, 2016, the Company filed an Amended and Restated At Market Issuance Sales Agreement (the “Sales Agreement”) with FBR Capital Markets & Co. (“FBR”) and MLV & Co. LLC (“MLV”). The Company entered into the Sales Agreement only as a result of the acquisition by FBR of MLV. The Company also filed a prospectus supplement, in connection with the filing of the Base Shelf Prospectuses, pertaining to the Sales Agreement, under which the Company may issue common shares through “at-the-market” offerings with FBR and MLV as agents, up to an aggregate of $6,900. During the three and nine months ended September 30, 2016, the Company did not issue any common shares under the Sales Agreement (three and nine months ended September 30, 2015 - 34,696 and 554,247 common shares for gross proceeds of $324 and $5,334, respectively, under the former prospectus supplement). As at September 30, 2016, $6,900 remains available under the prospectus supplement.

On July 29, 2016, the Company closed an underwritten public offering of 11,500,000 common shares from treasury, at a price of US$3.00 per common share, for gross proceeds of $34,500.

8

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2016 and 2015

12.	Share-based compensation:

(a) Stock options:

Details of stock option transactions for the nine months ended September 30, 2016 are summarized as follows:

	Number	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (CAD$)
Outstanding as at December 31, 2015	1,472,597	5.88	2.88	8,024

Options granted	617,500	5.94
Options forfeited	(61,200)	5.48
Options expired	(16,340)	20.22
Outstanding as at September 30, 2016	2,012,557	5.79	2.96	1,353
Exercisable as at September 30, 2016	1,206,702	4.98	2.26	1,225

The outstanding options expire at various dates ranging from July 3, 2017 to August 10, 2021.

At September 30, 2016, stock options to executive officers and directors, employees and consultants were outstanding as follows:

	Options outstanding			Options exercisable
Range of exercise prices (CAD$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price(CAD$)	Number	Weighted average exercise price (CAD$)
$1.65 to $2.08	419,000	1.28	1.67	366,888	1.67
$2.09 to $5.63	455,683	1.93	3.78	423,213	3.68
$5.64 to $7.29	550,000	4.72	6.18	61,104	6.18
$7.30 to $12.79	587,874	3.32	9.92	355,497	9.74

	2,012,557	2.96	5.79	1,206,702	4.98

At September 30, 2016, there was $1,012 (December 31, 2015 - $934) of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 1.4 years (December 31, 2015 - 1.4 years).

9

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2016 and 2015

12.	Share-based compensation (continued):

(a) Stock options (continued):

The aggregate fair value of vested options during the three and nine months ended September 30, 2016 was $397 and $840, respectively (three and nine months ended September 30, 2015 - $333 and $1,225, respectively).

Stock options granted to the Company’s directors, executive officers and employees are accounted for using the fair-value based method. Under this method, compensation expense for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model and is expensed over the award’s vesting period on a graded basis. Stock options granted to consultants and to foreign employees with Canadian dollar denominated stock options are subject to variable accounting treatment and are re-valued at fair value at each balance sheet date until exercise, expiry or forfeiture.

For the three months ended September 30, 2016, $96 was recorded as stock-based compensation expense with $429 being recorded as a recovery against liability and $525 being recorded against additional paid-in capital (for the three months ended September 30, 2015 - $148 was recorded as stock-based compensation expense with $141 being recorded as a recovery against liability and $289 being recorded against additional paid-in capital).

For the nine months ended September 30, 2016, $346 was recorded as stock-based compensation recovery with $1,234 being recorded as a recovery against liability and $888 being recorded against additional paid-in capital (for the nine months ended September 30, 2015 - $1,743 was recorded as stock-based compensation expense with $1,477 being recorded against liability and $266 being recorded against additional paid-in capital).

The weighted average fair value of stock options granted during the three and nine months ended September 30, 2016 was $2.06 and $2.00, respectively (three and nine months ended September 30, 2015 - $7.30 and $4.64, respectively). The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

10

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2016 and 2015

12.	Share-based compensation (continued):

(a) Stock options (continued):

Three months ended September 30	2016	2015

Dividend yield	—	—
Expected volatility	95.6%	113.4%
Risk-free interest rate	0.9%	1.2%
Expected average life of the options	4.2 years	4.0 years
Estimated forfeiture rate	—	—

Nine months ended September 30	2016	2015

Dividend yield	—	—
Expected volatility	65.7%	78.6%
Risk-free interest rate	0.7%	0.7%
Expected average life of the options	3.1 years	3.5 years
Estimated forfeiture rate	—	—

(b) Restricted share unit plan:

During 2014, the Company established a treasury-based Restricted Share Unit Plan (the “RSU Plan”) to provide long-term incentives to certain executives and other key employees and to support the objective of employee share ownership through the granting of restricted share units (“RSUs”). There is no exercise price and no monetary payment is required from the employees to the Company upon grant of the RSUs or upon the subsequent issuance of shares to settle the award. The vested RSUs may be settled through the issuance of common shares from treasury, by the delivery of common shares purchased on the open market, in cash or in any combination of the foregoing, at the option of the Company. Vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs are determined at the time of the grant. Generally, RSUs vest annually over three years, in equal amounts, on the anniversary date of the grant.

Details of RSU transactions for the nine months ended September 30, 2016 are summarized as follows:

11

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2016 and 2015

12.	Share-based compensation (continued):

(b) Restricted share unit plan (continued):

	Number	Weighted average grant date fair value (USD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (USD$)
Outstanding as at December 31, 2015	132,108	$8.91	2.16	$1,058

RSUs granted	47,782			214
RSUs vested	(36,192)			171
RSUs forfeited	(8,870)
Outstanding as at September 30, 2016	134,828	$7.37	1.85	$421

At September 30, 2016, there was $658 (December 31, 2015 - $828) of total unrecognized compensation cost related to non-vested RSUs. That cost is expected to be recognized over a weighted average period of 1.7 years (December 31, 2015 - 2.2 years).

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. For the three and nine months ended September 30, 2016, stock-based compensation expense related to RSUs of $117 and $320, respectively (three and nine months ended September 30, 2015 - $248) was recorded in selling, general and administration expenses and recorded against additional paid-in capital. During the three and nine months ended September 30, 2016, common shares withheld on the vesting of RSUs for employee tax withholdings resulted in a stock-based compensation recovery of $3 and $57 (three and nine months ended September 30, 2015 - $6) which was recorded in selling, general and administration expenses.

13.	Research and development expense:

In June 2015, the Company entered into a license and supply agreement with SteadyMed Ltd. for the distribution rights to TREVYENT® that included an upfront payment of $3,000 upon execution of the agreement which was recorded in R&D expense. There were no R&D expenses incurred during the three and nine months ended September 30, 2016.

12

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2016 and 2015

14.	Basic and diluted loss per share:

Basic and diluted loss per share is calculated as set forth below:

Three months ended September 30	2016	2015

Net loss	$(5,284)	$(5,810)
Less: recovery of fair value of liability classified awards	(157)	(128)
Diluted loss available to common shareholders	$(5,441)	$(5,938)

Weighted average number of common shares for basic loss per share	28,376,143	18,774,416
Plus: incremental shares from assumed exercise	56,873	165,177
Diluted weighted average number of common shares for diluted loss per share	28,433,016	18,939,593

Loss per share - basic and diluted	$(0.19)	$(0.31)

Nine months ended September 30	2016	2015

Net loss	$(14,032)	$(17,058)
Less: recovery of fair value of liability classified awards	(402)	—
Diluted loss available to common shareholders	$(14,434)	$(17,058)

Weighted average number of common shares
for basic loss per share	23,034,503	17,542,994
Plus: incremental shares from assumed exercise	66,760	—
Diluted weighted average number of common shares fordiluted loss per share	23,101,263	17,542,994

Loss per share - basic	$(0.61)	$(0.97)
Loss per share - diluted	$(0.62)	$(0.97)

13

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2016 and 2015

15.	Contingencies:

(a)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.
(b)	The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.
(c)	The Company has entered into various agreements with third parties that include indemnification provisions. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

16.	Comparative figures:

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

17.	Segmented information:

The Company recognizes segmentation based on geography as follows:

Three months ended September 30, 2016	Europe	Rest of World	Total
Revenue	$2,569	$2,668	$5,237
Cost of goods sold	564	778	1,342
Gross margin	2,005	1,890	3,895

14

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2016 and 2015

17.	Segmented information (continued):

Three months ended September 30, 2015	Europe	Rest of World	Total
Revenue	$2,785	$2,173	$4,958
Cost of goods sold	793	600	1,393
Gross margin	1,992	1,573	3,565

Nine months ended September 30, 2016	Europe	Rest of World	Total
Revenue	$8,114	$10,124	$18,238
Cost of goods sold	1,723	2,729	4,452
Gross margin	6,391	7,395	13,786

Nine months ended September 30, 2015	Europe	Rest of World	Total
Revenue	$8,126	$8,067	$16,193
Cost of goods sold	2,219	1,552	3,771
Gross margin	5,907	6,515	12,422

During the three months ended September 30, 2016, there were two customers that individually accounted for more than 10% of total revenue. These two customers accounted for 26% and 17% of total revenue. During the three months ended September 30, 2015, there was one customer that individually accounted for more than 10% of total revenue. This customer accounted for 35% of total revenue.

During the nine months ended September 30, 2016 and 2015, there were two customers that individually accounted for more than 10% of our revenue. In 2016, these two customers each accounted for 20% of our revenue (2015 - 25% and 22%).

15

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2016 and 2015

17.	Segmented information (continued):

Property and equipment by geographic area were as follows:

	September 30, 2016	December 31, 2015

Europe	$130	$95
Rest of world	474	645
	604	740

16